July 7, 2025

Abraham N. Ceesay
Chief Executive Officer
Rapport Therapeutics, Inc.
99 High Street, Suite 2100
Boston, MA 02110

       Re: Rapport Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2025
           File No. 333-288445
Dear Abraham N. Ceesay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephanie A. Richards